UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40986

Cian PLC

(Translation of registrant’s name into English)

64 Agiou Georgiou Makri

Anna Maria Lena Court, Flat 201

Larnaca, 6037

Cyprus

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 19, 2023, Cian PLC issued press announcing the first quarter 2023 financial results. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Exhibit No.	Description

99.1	“Cian PLC Announces First Quarter 2023 Financial Results” press release of Cian PLC, dated May 19, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cian PLC

Date: May 19, 2023	By:	/s/ Dmitriy Grigoriev
Dmitriy Grigoriev
Chief Executive Officer